Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

June 17, 2005	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@KilpatrickStockton.com

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0308
Washington, DC 20549
Attention: Ms. Abby Adams, Special Counsel

Re:
Community Banks of Georgia, Inc.
Preliminary Proxy Statement on Schedule 14A
Schedule 13-E filed by Community Banks of Georgia, Ins.,
CBG Interim Corporation, John T. Trammell, Mickey Dunn, Frank Eubanks,  Robert James, Donald Keeter, Boyd Lee Mulins, Pierce Neese, Geraldine  Moody
Filed May 3, 2005

Ladies and Gentlemen:

At the request and on behalf of our client, Community Banks of Georgia, Inc. (the “Company”), we hereby file on its behalf, via EDGAR, an amended Preliminary Proxy Statement on Schedule 14A and Amendment No. 1 to Schedule 13E-3. This letter and the amended filing include revisions made in response to the comment letter dated May 13, 2005.

As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response. A copy of this letter, along with three marked-to-show-changes courtesy copies of the amended Preliminary Proxy Statement and Schedule 13E-3 are being sent to the Staff by overnight delivery.

Unless the context requires otherwise, references to we, our, us, Community Bank of Georgia, Inc. or the Company in the responses below refer to Community Bank of Georgia, Inc.

Schedule 13E-3

1.
Although the basis for the filing fee is determined by reference to Rule 0-11(b), the calculation of the filing fee should be based on the rate required by Exchange Act Section 13(e). Please revise the fee accordingly.

Response:

The Schedule 13E-3 has been revised in response to the Staff’s comments.

Securities and Exchange Commission
June 17, 2005

Preliminary Proxy Statement on Schedule 14A

2.	Please revise the proxy statement and the form of proxy to clarify that they are in preliminary form.

Response:

The requested revisions have been made.

3.
Provide us additional detail regarding the structure of the merger. For example, will shareholders who hold more than 500 shares be required to relinquish their shares in exchange for the new shares? Do you plan to conduct a forward split after the reverse split?

Response:

The merger is structured as the merger of CBG Interim Corporation with Community Banks of Georgia, Inc. with Community Banks of Georgia as the surviving corporation. Shareholders who hold 500 or more shares of the Company’s common stock will continue as shareholders after the merger. Those shareholders will not be required to relinquish their shares and the shares will remain unaffected by the transaction. Shareholders who hold less than 500 shares will receive $20.85 in cash in exchange for their Company common stock. Their shares will be retired.

We have revised page 6 to clarify that the continuing shareholder’s shares will remain unaffected by the merger. Also, please note that the terms of the merger are discussed on the cover page of the Preliminary Proxy Statement and on pages 1, 6, 20 and 21.

This reorganization is not a reverse stock split that issuers often follow with a forward split aimed at decreasing the book value and market value of shares resulting from a reverse stock split. Nonetheless, as discussed on page 15, the Company has no plans to engage in any extraordinary transactions after the reorganization

Introduction, page [ii]

4.	Revise the document so that the summary term sheet begins on page 1 and includes the most material information about the transaction.

Response:

We have revised the Preliminary Proxy Statement so that the “Summery Term Sheet” begins on page 1. In addition, we have revised the introduction to the Summary Term Sheet to clarify that it highlights the material information with respect to the reorganization. As such material information is already included in the Summary Term Sheet, no additional disclosure is necessary.

Terms of the Transaction, page [5]
Purpose of the Reasons for the Reorganization, page [5]

Securities and Exchange Commission
June 17, 2005

5.
Expand this section to discuss in detail each filing person’s purpose for engaging in the transaction, and the reasons for undertaking the transaction now as opposed to other times in the company’s operating history. Consider Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure.

Response:

We have revised page 6 of the Preliminary Proxy Statement in response to the Staff’s comment.

6.
Revise the discussion here to state all the effects of the transaction on the affiliated and unaffiliated security holders and on the company as required by Item 1013(d) of Regulation M-A, including the federal income tax effects. Include a description of the benefits and detriments as required by Instruction 2 of Item 1013 of Regulation M-A.

Response:

We have revised page 8 of the Preliminary Proxy Statement in response to the Staff’s comment.

7.	Revise to disclose the change in the affiliates’ interest in net book value and net earnings as required by Instruction 3 of Item 1013 of Regulation M-A.

Response:

We have revised page 8 of the Preliminary Proxy Statement in response to the Staff’s comment.

Background and Procedures, page [8]

8.
Revise to provide additional detail in the background section. For example, identify the person or persons who first raised the issue of taking the company private and provide a more definite time frame for this action. Provide the dates for each board meeting, identify those in attendance and briefly summarizing the content of each meeting. For example, provide additional information regarding meetings held in the fall of 2004 and between that time and February 8, 2005.

Response:

The requested revisions have been made.

9.
Each presentation, discussion, or report held with or presented by an outside party that is materially related to the rule 13e-3 transaction, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please confirm that you have disclosed all reports, presentations and discussions with or by the financial advisor or revise the document accordingly.

Response:

The Company confirms that it has filed all presentations, discussions or reports held with or presented by an outside party that is related to the reorganization.

Securities and Exchange Commission
June 17, 2005

10.	Revise to itemize the direct and indirect cost savings you expect to achieve if the reorganization takes place, to the extent practicable.

Response:

The requested disclosure is provided on page 5 of the Preliminary Proxy Statement.

11.
Revise to clarify whether the board or the financial advisor suggested the amount of consideration to be paid in the transaction. Explain the process by which the board or financial advisor determined the appropriate consideration. We note from the summary term sheet on page 4 that the consideration is equal to the price paid in the most recent sale of your stock; however, we note from page 11 that recent market price “did not weigh heavily in board deliberations…because there is no public trading market for the common stock, and the board did not, therefore, believe recent market prices were as indicative of value of the shares….” Please revise to explain these facts which appear to be contradictory.

Response:

We have revised the Preliminary Proxy Statement in response to the Staff’s comment.

The recent market prices did not weigh heavily in the bond’s determination of the fair value. This is evident from the fourth quarter 2004 trading price of the Company’s common stock disclosed on page 23, which was between $15 and $17.50 per share. Trading during the first quarter of 2005 was after the time of the determination of $20.85 per share as a price for the reorganization because all such trading involved one or more of the filing purposes, who were aware of that price and were advised by counsel to not engage in any trading at a price less than that price.

Determination of Fairness by the Board of Directors of the Company, page [9]

12.
Because the transaction will have different groups or unaffiliated security holders, you must revise the document to provide each filing person’s procedural and substantive fairness determination with respect to each group of unaffiliated security holders: those who will receive cash in the transaction and those who will remain security holders of the company. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981). Revise this section and the summary term sheet accordingly.

Response:

We have revised pages 2, 9 and 11 of the Preliminary Proxy Statement in response to the Staff’s comment. The requested disclosure is included on page 3 under the bullet titled “Is the price being per shareholder who will not remain after the reorganization fair?”

13.
Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. In this regard, we are unable to locate a discussion of liquidation value, net book value, current or historical market prices or prior stock purchases. Please revise to address each factor in Instruction 2 or clarify why particular factors were not considered. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Securities and Exchange Commission
June 17, 2005

Response:

The requested revisions have been made.

14.
Expand the second set of bullet points in this section to explain what consideration the board gave to each factor cited, quantifying the factors to the extent possible. For example, what did the board consider about “the current and historical financial performance” of the company? What were the “historical trading prices” considered by the board and what did the board think of those prices?

Response:

The requested revisions have been made.

15.
You state, “if ‘unaffiliated shareholders’ were deemed to only include holders of less than 500 shares, that would have permitted holders of a very small economic interest in the Company to determine the outcome of the organization.” The disclosure is confusing in that the term “unaffiliated security holders,” for whom each filing person is required to provide a fairness determination, is defined in Rule 13e-3. It is unclear from the Rule 13e-3 definition why the company would believe that every shareholder who holds more than 500 shares would be an affiliate. Please revise to clarify.

Response:

The Preliminary Proxy Statement has been revised to eliminate the confusion.

16.
You state that this form of transaction was chosen because it is the “simplest means” of reducing the number of shareholders below 300. Describe any additional reasons any of the filing persons had for choosing this transaction structure. For example, as this is a reverse split achieved by merger, it appears that none of the filing persons, including the company, will be taxed in the transaction. Was this a factor considered by the board in structuring the transaction?

Response:

A reverse stock split and a merger are two different types of transactions. The reason the Company chose to “go private” via a merger rather than a reverse stock split are described on page 12. The tax consequences were not a factor in the filing persons’ decision to “go private” by merger rather than a reverse stock split because they are identical for the Company and the shareholders in either type of transaction.

The filing persons also considered an issuer tender offer but determined this was the least favorable approach for the reasons described on page 12.

Securities and Exchange Commission
June 17, 2005

17.
Revise to disclose all alternatives to this transaction that the filing persons considered. For example, did the filing persons consider maintaining the status quo? Did the board consider conducting a reverse split in a manner that would not require them to pay for fractional shares of persons who hold over 500 shares?

Response:

The reasons a merger was chosen as the structure of the transaction in lieu of a reverse stock split or an issuer tender offer are described on page 12 of the Preliminary Proxy Statement.

18.
Please expand this section to provide a procedural fairness determination for each group of unaffiliated security holders. In doing so, please further explain the basis for the favorable procedural fairness determination despite the absence of the safeguards identified in Item 1014(c) and (d) of Regulation M-A. See Q&A No. 21 in Exchange Act Release No. 17719 (April 13, 1981).

Response:

The requested disclosure is provided on page 11 of the Preliminary Proxy Statement.

Determination of Fairness by Interim and Other Company Affiliates, page [11]

19.
We note that the individual filing persons adopted the fairness analysis of the board; however, as noted in our comment above, the board’s analysis is not complete. A filing person cannot insulate itself from liability by relying upon another’s analyses which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 of Exchange Act Release No. 17719. Please revise this analysis to address all factors in Instruction 2 to Item 1014 of Regulation M-A, or, if a filing person did not consider one or more of the factors material or relevant to its determination, state that and explain why the factors(s) were not deemed important or relevant. See Q&A No. 20 of Exchange Act Release No. 17719.

Response:

The requested revisions have been made.

20.	On page 12 you refer to John Trammell and John T. Trammell. Please confirm, if true, that both references are to the same individual, or revise to clarify.

Response:

Both references to Mr. Trammell are references to the same individual. The Preliminary Proxy Statement has been revised to make this clear.

Securities and Exchange Commission
June 17, 2005

Report of the Financial Advisor, page [11]

21.
Revise to provide all information required by Item 1015(b) of Regulation M-A. For example, provide additional detail regarding how the financial advisor was chosen and describe any limitations imposed upon or instructions given to the financial advisor.

Response:

The requested disclosure regarding how the financial advisor was chosen is on page 12. We have revised that same page of the Preliminary Proxy Statement to disclose that no limitations were imposed on or instructions given to the financial advisor.

22.	Revise the document to disclose the projections supplied to the financial advisor by management.

Response:

Management of the Company provided the financial advisor with a balance sheet for year end 2004 and a budget for calendar year 2005. Management also informed the financial advisor that it expects its historical earnings and expenses trends to continue. Based on this information, the financial advisor used an earnings and expenses growth rate of 15% in its investment value calculations.

The 2004 balance sheet is now included as part of Appendix B to the Preliminary Proxy Statement. Historical earnings data is in Exhibit A and Exhibit C to Appendix E of the Preliminary Proxy Statement. The 15% growth rate for earnings and expenses are reflected in Exhibit B to Appendix E of the Preliminary Proxy Statement.

23.	Provide additional information regarding how the financial advisor determined the discount rate.

Response:

The financial advisor used a discount rate of 7% in its investment value calculations. The rate was chosen by the financial advisor based on its judgment that, given the interest rate environment at the time of the valuation, this was the rate of return that an investor would have expected to receive on a like investment with similar risk characteristics.

24.
Revise to clarify why the financial advisor determined the investment value based on the number of shares outstanding including “fully-vested organizer warrants” but not including outstanding options. What effect will the merger have on the warrants and options? Clarify whether both warrants and options were considered to be outstanding where the financial advisor determined the fair value to be “$20.85 per fully diluted share.”

Response:

The financial advisor provided a trading value for the Company’s common shares as of February 7, 2005. At that time, 45,000 options had been awarded to the management team but had not vested,

Securities and Exchange Commission
June 17, 2005

and would only vest in the future if the holders of the options remained employed by the Company. The options vest in four annual installment beginning October 2005. Because the vesting of these options depend on certain future events that are not guaranteed, the financial advisor determined that it was appropriate to exclude the 45,000 unvested stock options from the determination of investment value.

All 155,000 of the organizer warrants are fully vested and were included in the calculations.

25.
We note that the financial advisor describes the criteria it used to select comparable companies. Confirm, if true, that no companies fitting these criteria were excluded from the financial advisor’s analyses. Also, please identify the comparable companies.

Response:

The financial advisor included in its analysis of comparable companies all publicly traded banks or bank holding companies with between $150 million and $250 million in total assets based in the southeastern states of Mississippi, Alabama, Florida, Georgia, South Carolina, North Carolina, Virginia and West Virginia. No comparable companies that met these criteria were excluded.

A list of the comparable companies is included in Exhibit D to Appendix E of the Preliminary Proxy Statement.

26.	Revise to disclose the calculations underlying each analysis. For example, what were the price-to-book, price-to-earnings and price-to-assets ratios for the comparable companies.

Response:

The calculations with respect to each of the comparable companies is included in Exhibit D to Appendix E of the Preliminary Proxy Statement.

27.
Provide additional detail regarding why the financial advisor adjusted the comparable company ratios downward by 20% and how the financial advisor chose 20% as the appropriate adjustment. The financial advisors cites trading volume as the reason for the former, however, it is unclear from the disclosure whether the comparable companies all have high trading volume.

Response:

The financial advisor applied a 20% discount for the Company’s common stock to account for risks related to the lack of liquidity of the stock. Because there is the lack of buyers for unlisted stock and thus the potential lack of a market for sellers to dispose of shares of such stock, the financial advisor believed it was appropriate to apply this discount. It is the financial advisor’s experience that illiquid stock of community banks will trade at a discount of around 20%. Therefore, it has made it a practice to use a 20% discount factor when adjusting for a lack of market liquidity.

The financial advisor did not review trading activity or trading volumes of the comparable companies because each of the 44 comparable companies had an assigned ticker symbol, which the advisor accepted as an indicator of active trading or at least a greater opportunity to conduct trading activities.

Securities and Exchange Commission
June 17, 2005

28.	Provide additional information regarding how the financial advisor determined the suggested price range for the company and the fair value of a fully-diluted share.

Response:

The financial advisor determined that the price range for the Company’s common stock was $19.88 to $22.79 and that the fair market value to non-controlling shareholders was $20.85. This value was derived by (1) calculating an investment value by discounting to present value the Company’s 10 year future earning stream (resulting in a value of $19.88 per fully diluted share), (2) estimating a trading value by averaging three standard valuation ratios for comparable companies (resulting in a value of $22.79 per fully diluted share), and (3) averaging these two results after giving double weight to the investment value because of the Company’s high earnings relative to that of the comparable companies.

We have revised pages 12-13 of the Preliminary Proxy Statement in response to the Staff’s comment.

Conduct of Business Following the Reorganization, page [13]

29.
Here or in the “Effects” section, please disclose whether and how you intend to communicate to your stockholders about your financial condition and operating results. Please also disclose the extent to which you will be required to communicate with your shareholders.

Response:

The requested disclosure has been made.

30.	Revise this section to clarify the company’s reporting obligations after the reorganization. For example, the requirements of the Williams Act do not cease until 90 days after you file a Form 15.

Response:

The requested revision has been made. Page 7 of the Preliminary Proxy Statement has also been revised in response to the Staff’s comment.

Conditions and Regulatory Approvals, page [20]

31.	Revise to specify the required consents and approvals needed to consummate the reorganization.

Response:

The requested disclosure is provided on page 20.

Securities and Exchange Commission
June 17, 2005

Information About the Company and Its Affiliates

32.
Revise the director and officer information to provide all the information required by Item 1003(c) of Regulation M-A. For example, describe the principal occupation of each filing person. Where you state the name of an employer, clarify the line of business as applicable.

Response:

The requested revisions have been made.

Market for Common Stock and Dividends, page [22]

33.	Provide additional detail regarding the stock trades that took place in 2004. Did these trades occur before or after you announced the potential transaction?

Response:

All 2004 trading was prior to the public disclosure of the potential transaction by the initial filing of the Preliminary Proxy Statement and Schedule 13E-3. The trading in 2005 has been engaged in by the filing persons who were aware of the price to be paid in the reorganization. They were advised by counsel to not engage at trading at a price less than the price to be offered in the reorganization.

Shareholder Proposals, page [23]

34.	Revise to disclose the information required by Rule 14a-5(e).

Response:

The requested disclosure has been made.

Financial Information, page [23]

35.
We note that you are including audited financial statements and pro forma financial statements as appendices to the proxy statement. It is unclear whether you have provided all the information required by Item 1010 of Regulation M-A, such as the book value per share and the ratio of earnings to fixed charges. Please revise or advise.

Response:

As disclosed on page 23 of the Preliminary Proxy Statement, book value per share is included in the pro forma financial information included in Appendix C, but the ratio of earnings to fixed charges is not a meaningful number in this transaction because it does not involve debt securities.

General, page [24]

36.
Disclose all means by which you plan to solicit proxies. See Item 4(a) of Schedule 14A. Please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone. See Rule 14a-12 and Rule 14a-6(b) and (c).

Securities and Exchange Commission
June 17, 2005

Response:

The Company will only solicit proxies by use of a definitive proxy statement and orally, if necessary. We will file with the SEC any written soliciting materials, including any scripts or outlines used to solicit proxies by telephone.

37.	Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please revise this section and the form of proxy to clarify.

Response:

The requested revisions will be made.

* * *

Enclosed at the Staff’s request is a written statement signed by the Company and the other filing persons.

The Staff is requested to direct any questions regarding this amendment and responses made in this letter to the undersigned at (404) 815-6270 or my colleague, Richard Cheatham at (404) 815-6570.

Sincerely, /s/ James W. Stevens James W. Stevens Enclosures

Cc:       John T. Trammell
Frank N. Eubanks
Richard R. Cheatham